ANDREA NELSON
COUNSEL
PHONE:  (763) 342-9431  |  EMAIL:  ANDREA.NELSON@RESOLUTIONLIFE.US

March 25, 2022
BY EDGARLINK

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Michael Kosoff

Re:	ReliaStar Life Insurance Company
Select*Life Variable Account
Post-Effective Amendment No. 30 to Registration Statement on Form N-6
Prospectus Title: FLEXDESIGN® VUL
File Nos.: 333-69431 and 811-04208

Mr Kosoff:

On behalf of ReliaStar Life Insurance Company (the "Company") and its Select*Life Variable Account (the "Account") we responding to the following comments we received over the telephone on January 31, 2022 from you to the above-referenced Post-Effective Amendment to a Registration Statement on Form N-6, which was filed on December 16, 2021.
•	Comment 1: Consider replacing “list of charges” with “premium expense charge” in the definition of Net Premium, to match the usage in the fee table.
o	Response: We will make this change.
•	Comment 2: In the Key Information Table under Charges for Early Withdrawals, the word “years” is missing.
o	Response: We will make this change.
•	Comment 3: In the Key Information Table consider replacing the phrase “specifications page” with “policy data page” to conform with other references.
o	Response: We will make this change.
•	Comment 4: In the Key Information Table consider that death benefits are tax free when stating that there is “no additional tax benefit” for a qualified plan.
o	Response: We will add language highlighting this point.
•	Comment 5: Footnote on incorrect page relating to the Additional Insured Rider.
o	Response: We will confirm the correct formatting when uploading the revised document.
•	Comment 6: A footnote regarding the elimination of charges for a rider when a policy is issued in New Jersey is misaligned in a manner that causes confusion.
o	Response: We have added a separate footnote to clarify which charge this applies to.
•	Comment 7: When discussing Managed Volatility Risk the disclosure is one that is usually used when a customer is forced into a fund, not otherwise. Consider whether this disclosure is necessary.
o	Response: We will remove this language.
•	Comment 8: In How the Policy Works formatting results in words and punctuation displaying incorrectly.
o	Response: We will confirm this is fixed when uploading the revised document.
•	Comment 9: Additional Information About Standard Rider Benefits – Accelerated Benefit Rider – Add an example and include the interest rate used on a lien.
o	Response: We will include an example and the interest rate on a lien.
•
Comment 10: In the Information About Standard Rider Benefits – Cost of Living Rider section - Clarify the language around increased face amounts and whether they constitute a new “segment.” Include an example.

o	Response: We will include clarifying language and an example of the increased face scenario.
•	Comment 11: In the Statement of Additional Information – Financial Statements – be sure that the hyperlinking is correct.
o	Response: We will ensure the hyperlink is correctly applied when uploading the revised document.
•	Comment 12: Clarify the signing authority by either having the individual sign separately for the separate account and for the insurance company, or note that they are signing on behalf of both.
o	Response: We will note that the individual is signing on behalf of both entities.

Below are sections where substantive revisions are shown. A courtesy copy will be sent by email.

We trust we have adequately responded to each of your comments. Please let us know if this is the case and we will complete this prospectus supplement through a 485(b) filing to be effective no later than May 1,2022.

We also submitted by email from Ron Coenen on November 15, 2021 a draft request for template relief for ReliaStar’s Select*Life II VUL using the FlexDesign filing as the Template.  Please let us know if you have questions or concerns about that request.

Please call or email me with questions or comments.

Sincerely,

/s/ Andrea Nelson
Andrea Nelson

Comment 4:

TAXES	Location in Prospectus
• You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy.
• If you purchased the policy through a tax-qualified plan, there is no additional tax benefit under the policy with respect to tax deferral or the death benefit.
• Any gain on your policy is taxed at ordinary income tax rates when withdrawn.
• If your policy is classified as a “modified endowment contract” under the Internal Revenue Code, you may be subject to tax penalties, including a 10% additional income tax on distributions before age 59½.
Tax Considerations p.62

Comment 6:

Periodic Charges Other Than Annual Fund Expenses

Charge	When Charge is Deducted	Amount Deducted
Base Contract Charges
Cost of Insurance Charge[1]	• On each monthly processing date.
• Minimum: $0.06 per $1,000.00 of insurance coverage.
• Maximum: $83.33 per $1,000.00 of insurance coverage.
• Charge for a Representative Investor: $0.14 per $1,000.00 of insurance coverage (male, age 35 in the preferred no tobacco risk class with an amount of insurance coverage in effect of $100,000.00, for the first policy year).

Administrative Charge	• On each monthly processing date.	• $12.00 (currently $8.25).
Monthly Amount Charge[2]	• On each monthly processing date during the first 10 policy years (or for 10 years following an increase in your insurance coverage).
• Minimum: $0.01 per $1,000.00 of insurance coverage.
• Maximum: $3.33 per $1,000.00 of insurance coverage.
• Charge for a Representative Investor: $0.12 per $1,000.00 of insurance coverage (male, age 35 in the preferred no tobacco risk class with an amount of insurance coverage in effect of $100,000.00, for the first policy year).

Mortality and Expense Risk Charge	• On each monthly processing date.	• 0.05% monthly (0.60% annually) of variable account value (after the other monthly fees and charges are deducted).
Loan Interest[3]	• Accrues daily if you have an outstanding policy loan	• 4.76% annually of the amount held in the loan account for non-preferred loans. • 3.38% annually of the amount held in the loan account for preferred loans.
Optional Benefit Charges
Accidental Death Benefit Rider[4]	• On each monthly processing date.
• Minimum: $0.07 per $1,000.00 of rider benefit.
• Maximum: $0.17 per $1,000.00 of rider benefit.
• Charge for a Representative Investor: $0.07 per $1,000.00 of rider benefit (male, age 35 in the preferred no tobacco risk class with an amount of insurance coverage in effect of $100,000.00, for the first rider year).

1 This charge varies based on the insured person’s individual characteristics (e.g., gender, age and risk class) at issue or at the time of an increase in insurance coverage, as applicable. Different rates will apply to each segment of your insurance coverage, and rates generally increase each year. The charge shown for the representative investor (which is assumed to also be the insured person) may not be representative of the charge that you will pay. You may get information about the charge that applies to you by contacting your investment professional or our Customer Service.
2  This charge varies based on the insured person’s individual characteristics (e.g., gender, age and risk class) at issue or at the time of an increase in insurance coverage, as applicable. Different rates will apply to each segment of your insurance coverage, and rates generally increase each year. The charge shown for the representative investor (which is assumed to also be the insured person) may not be representative of the charge that you will pay. You may get information about the charge that applies to you by contacting your investment professional or our Customer Service. For a policy issued in New Jersey, the elimination of these charges after the first ten policy years (or the first ten years following a requested increase in insurance coverage) is not guaranteed, and these charges may be assessed for the duration of the policy.
3  If you take a loan from us against your policy value, we hold an amount of policy value equal to your outstanding loan and loan interest in the loan account as collateral for your loan. We credit amounts held in the loan account with interest at an annual rate guaranteed not to be less than 3.00%. As a result, the net maximum loan interest rate is 1.76% for non-preferred loans and 0.38% for preferred loans.
4 The charge varies based on the insured person’s individual characteristics (e.g., gender, age and risk class). The charge generally increases each year. The charge shown for the representative investor (which is assumed to also be the insured person) may not be representative of the charge that you will pay. You may get information about the charge that applies to you by contacting your investment professional or our Customer Service.

Comment 9:

Accelerated Death Benefit Rider. Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the eligible death benefit that we otherwise would pay upon the insured person’s death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50.00% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. If your policy was issued in New Jersey, you may instead choose to receive periodic payments without life contingency.

Consider the following when deciding whether to accelerate the death benefit under this rider:
•	We assess an administrative charge of up to $300.00 when we pay the accelerated benefit (see the Transaction Fees table in the Fee Table beginning on page 11);
•
When we pay the accelerated benefit, a lien is established against the policy in the amount of the accelerated benefit, plus administrative charges, plus interest, plus any premium on the policy. Interest rate on the lien will not be more than the greater of the current yield on 90 day treasury bills, or the current maximum statutory adjustable policy loan interest rate;

•	Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
•	Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
•	Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force that are not paid by you will be added to the lien; and
•	There may be tax consequences to requesting payment under this rider, and you should consult with a tax and/or legal adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

If purchased, the rider may provide up to 50% of the death benefit when the insured has a terminal illness as defined by the policy. For example, if the death benefit at the time $100,000 and the insured has a defined terminal illness, the insured can receive up to $50,000 in benefits.

Comment 10:

Cost of Living Rider. The Cost of Living Rider provides optional increases in the amount of base insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following when deciding whether to accept a cost of living adjustment to your policy:

•
On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased Waiver of Monthly Deduction Rider benefit, if applicable;

•	The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
•
If the insured person is under age 21 and you choose not to accept a cost of living adjustment, we will not offer any further increases until the policy anniversary on or next following the insured person’s 21st birthday. However if you choose not to accept a cost of living adjustment and the insured person is over the age of 21, this rider will automatically terminate as to future increases.

•
Increases from accepted cost of living adjustments are new segments and all of the attributes of a new segment described in this document will apply (see Changes in the Amount of Your Insurance Coverage beginning on page 32).

If purchased, the rider may provide optional increases in the amount of insurance coverage based on increases in the cost of living. For example, if the death benefit is $100,000 and the Cost of Living Rider is in effect for your policy, two years from the effective date of the rider, if the Consumer Price Index Factor indicates inflation of 6%, an increase of $6,000 could be added to the benefit, and would be available. If the adjustment were accepted, the death benefit would increase to $106,000. The available adjustment must be greater than $5,000 to be applied to the death benefit. Please note that this rider is optional and there are periodic fees and charges if you opt in.